October 2, 2014

Via EDGAR and Hand Delivery

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Freshpet, Inc. Registration Statement on Form S-1 Filed September 12, 2014 File No. 333-198724

Dear Mr. Schwall:

Freshpet, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above referenced Registration Statement for the purpose of filing Exhibits 5.1, 10.5, 23.2, 99.1, 99.2, 99.3 and 99.4.

We also respond below to the letter dated September 25, 2014 from the staff of the Division of Corporation Finance of the Commission (the “Staff”). For ease of reference, the text of the Staff’s comment is included below, followed by the Company’s response.

Registration Statement on Form S-1

Management, page 76

1.	Staff’s comment: The biographical sketch you provide for your Chief Financial Officer at page 77 includes no mention of any position he holds or has held with Go7Brands, LLC. But the sketch for Mr. Kassar which appears at page 8 of the DEF14A filed by World Fuel Services Corporation on April 11, 2014, includes the following disclosure: “Mr. Kassar has been employed as President of Freshpet Company, a pet food company, since January 2011, and is currently a principal of Go7Brands, LLC, a brand management company, where he also serves as Senior Vice-President and Chief Financial Officer.” If the disclosure in the World Fuel Services Corporation is accurate with regard to his positions with Go7Brands, LLC, please revise Mr. Kassar’s sketch to include the information. Refer to Item 401(e)(1) of Regulation S-K. Also, it appears from the Go7Brands website that Go7Brands may provide services to other pet food brands such as Meow Mix, Alley Cat and Beneful. As appropriate, please provide applicable risk factor and related party disclosure under Items 503 and 404 of Regulation S-K.

Response: We respectfully advise the Staff that Go7Brands, LLC is a dormant company, without material, ongoing operations during the preceding five years. We further note for the Staff that any services provided to other pet food brands such as Meow Mix, Alley Cat and Beneful by Go7Brands have been discontinued. As such, we do believe additional disclosure is material to investors or required by Items 401(e)(1), 404 or 503 of Regulation S-K.

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In addition, we have included as Annex A attached hereto additional information regarding the Company’s anticipated initial public offering price range, certain related assumptions and a recent developments section the Company expects to include in a forthcoming amendment to its Registration Statement.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact our counsel, Christian O. Nagler, at (212) 446-4660, or me at (201) 520-4080.

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.

Kirkland & Ellis LLP

Marc D. Jaffe, Esq.

Latham & Watkins LLP

Annex A

Continue to enhance our operating margins.    We intend to enhance our operating margins through efficiencies of scale as we grow our net sales ahead of costs. We have made significant investments in management, manufacturing capacity, information systems and other infrastructure to enable us to pursue our growth. From 2011 through the second quarter of 2014, we expanded our gross margins by approximately 610 basis points from 42.6% to 48.7%. We expect that gross margin improvement and operating leverage from SG&A costs will be a significant driver of earnings growth going forward.

Preliminary Third Quarter Results

Set forth below are selected preliminary, unaudited financial results for the third quarter ended September 30, 2014. These financial results are unaudited and should be considered preliminary and subject to change.

We expect to report net sales of approximately $22.4 million for the three months ended September 30, 2014, an increase of approximately $5.7 million, or approximately 34%, as compared to net sales of $16.7 million for the three months ended September 30, 2013. The majority of the net sales increase was driven by growth in Freshpet Fridge store locations, which grew to 12,970 as of September 30, 2014, an increase of approximately 26% compared to 10,269 as of September 30, 2013. We also experienced velocity gains in Grocery and Mass as well as Pet Specialty, Natural and Other channels during the most recent quarter.

We expect to report gross profit as a percentage of net sales of between 47.5% and 48.5% for the three months ended September 30, 2014, an increase of between 390 to 490 basis points as compared to gross profit as a percentage of net sales of 43.6% for the three months ended September 30, 2013. The increase reflects higher net sales, lower manufacturing costs per pound partially offset by higher depreciation for the three months ended September 30, 2014 from the use of our new Freshpet Kitchens in Bethlehem, Pennsylvania, as well as higher operating expenses per pound for the three months ended September 30, 2013 during the transition to the new Freshpet Kitchens which we completed in the fourth quarter of 2013.

These results are preliminary and unaudited and do not present all information necessary for an understanding of our financial condition as of September 30, 2014 and our results of operations for the third quarter ended September 30, 2014. They have been prepared by and are the responsibility of our management. The preliminary estimated results presented are subject to the completion of our financial closing procedures. Accordingly, these results are subject to change. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Below is a summary of some of the principal risks we face:

•	we may not be able to successfully implement our growth on a timely basis or at all;

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the $12.5 million underwriting discount and estimated offering expenses payable by us, will be approximately $122.9 million, or $141.8 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial offering price of $13.00 per share, which represents the midpoint of the estimated price range set forth on the cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us from this offering by approximately $9.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds received from the Debt Refinancing and the net proceeds from the sale of common stock by us in this offering:

(i)	to repay our Existing Indebtedness (as defined below) and to effect the Preferred B Stock Redemption;

(ii)	to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity; and

(iii)	for working capital and general corporate purposes.

We have a $20.0 million revolving payable note (the “$20 Million Revolver”), which matures on October 31, 2015. The borrowings bear interest at either a LIBOR Rate plus 8% margin or a Base Rate plus 6%, depending on our election. Borrowings on this note payable totaled $20.0 million at June 30, 2014.

We also have a $62.5 million revolving payable note (the “$62.5 Million Revolver”), which matures on May 1, 2016. Subject to certain conditions, the maturity date may be extended until May 1, 2017. The $62.5 Million Revolver bears interest at either a LIBOR Rate (LIBOR Adjusted Rate plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Monthly, LIBOR Rate loans are payable at the end of the selected interest rate. Borrowings on the $62.5 Million Revolver totaled $62.5 million at June 30, 2014. We refer to the $20 Million Revolver and the $62.5 Million Revolver as our “Revolving Note Payable.”

We also have a $1.5 million note issued to certain stockholders (the “Stockholder Note”). The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020. We refer to the $20 Million Revolver, the $62.5 Million Revolver and the Stockholder Note as our “Existing Indebtedness.” In addition, we have 112,160 shares of Series B Preferred Stock outstanding, which we expect to redeem for an aggregate purchase price of approximately $34.3 following this offering.

Concurrent with the closing of this offering, we expect to receive net proceeds of approximately $18.0 million from our Debt Refinancing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing.”

We intend to use approximately $86.8 million of the net proceeds received from the Debt Refinancing and this offering to repay our Existing Indebtedness and to effect the Preferred B Stock Redemption. We also intend to use approximately $25.0 million of the net proceeds we receive from the Debt Refinancing and this offering to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity. We intend to use any remaining net proceeds (approximately $29.1 million, or $48.0 million if the underwriters’ option to purchase additional shares is exercised in full) we receive from the Debt Refinancing and this offering for working capital and general corporate purposes.

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with certain stockholders who are also guarantors of the note.

Our indebtedness includes $1.5 million of notes issued to certain stockholders (the “Stockholder Note”). The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020.

For every $16.39 that was borrowed in connection with the Stockholder Note, one share of common stock was issued to the lender. The unamortized discount associated with the debt equaled $387,688 and $443,072 at December 31, 2013 and 2012, respectively. The amortization expense of $55,384 is recorded within interest expense in the statement of operations and comprehensive loss. The accrued interest totaled $667,109 and $470,145 at December 31, 2013 and 2012, respectively.

Debt Refinancing

In connection with the completion of this offering, we intend to enter into senior secured credit facilities with City National Bank (the “Debt Refinancing”) comprising a 5-year $18.0 million term facility (the “Term Facility”), a 3-year $10.0 million revolving facility (the “Revolving Facility”) and a $12.0 million additional term loan commitment earmarked for capital expenditures only (the “Capex Commitments” and together with the Term Facility and Revolving Facility, the “Credit Facilities” and such loan agreement, the “Loan Agreement”). Any drawn Capex Commitments (the “Capex Loans”) will mature on the fifth anniversary of the execution of the agreement. Any undrawn Capex Commitments will expire on the second anniversary of the execution of the agreement. Under the terms of the Loan Agreement, the commitments for the Term Facility or Revolving Facility, as applicable, may be increased by an amount not to exceed $10.0 million subject to certain conditions.

We intend to use a portion of the net proceeds from the Debt Refinancing and this offering to repay our Existing Indebtedness. For additional information, see “Use of Proceeds.”

Borrowings under the Credit Facilities will bear interest at variable rates depending on our election, either at a base rate or at LIBOR, in each case, plus an applicable margin. The initial applicable margin will be 4.75% for base rate loans and 3.75% for LIBOR loans. Thereafter, subject to our leverage ratio, the applicable base rate margin will vary from 3.75% and 4.75% and the applicable LIBOR rate margin will vary from 2.75% and 3.75%. In addition, we will also be required to pay customary fees and expenses for the Credit Facilities.

The Credit Facilities will be secured by substantially all of our assets. The Loan Agreement will provide for the maintenance of various covenants, including financial covenants. The Loan Agreement will include events of default that are usual for facilities and transactions of this type.

Contractual Obligations and Commitments

The following table sets forth our expected contractual obligations as of December 31, 2013:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 Year	Between 1-3 Years	Between 3-5 Years	More than 5 Years
Long-term debt obligations(1)	$79,213,642	$—	$75,000,000	$—	$4,213,642
Operating lease obligations	235,957	222,853	13,104	—	—

Total	$79,449,599	$222,853	$75,013,104	$—	$4,213,642

(1)	The $79,213,642 includes total debt outstanding as of December 31, 2013 comprised of $1,112,312, $15,000,000 and $60,000,000 relating to the Stockholder Note, the $20 Million

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